 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

Claros Mortgage Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18270D106

(CUSIP Number)

November 3, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18270D106	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
BAE Systems Pension Funds Investment Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,461,537 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,461,537 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

The percentages calculated in this Schedule 13G are based upon an aggregate of 133,433,487 shares of Issuer’s common stock outstanding as of December 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on December 16, 2021.

CUSIP No. 18270D106	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
BAE Systems Pension Funds Trustees Ltd, as trustee of the BAE Systems Pension Scheme

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,051,281 (See Item 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,051,281 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,051,281 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

The percentages calculated in this Schedule 13G are based upon an aggregate of 133,433,487 shares of Issuer’s common stock outstanding as of December 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 16, 2021.

CUSIP No. 18270D106	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
BAE Systems Executive Pension Scheme Trustees Ltd, as trustee of the BAE Systems Executive Pension Scheme

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
410,256 (See Item 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
410,256 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
410,256 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

The percentages calculated in this Schedule 13G are based upon an aggregate of 133,433,487 shares of Issuer’s common stock outstanding as of December 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 16, 2021.

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)	Name of Issuer:
Claros Mortgage Trust, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
60 Columbus Circle, 20th Floor, New York, NY 10023

Item 2(a)	Name of Person Filing:
BAE Systems Pension Funds Investment Management Ltd (“BAPFIM”);
BAE Systems Pension Funds Trustees Ltd, as trustee of the BAE Systems Pension Scheme (“Pension Trustee”); and
BAE Systems Executive Pension Scheme Trustees Ltd, as trustee of the BAE Systems Executive Pension Scheme (“Executive Trustee”);
collectively, the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is: Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, Hampshire, United Kingdom, GU14 6YU.

Item 2(c)	Citizenship:
With respect to each of the Reporting Persons, United Kingdom

Item 2(d)	Title of Class of Securities:
Common stock, par value $0.01 per share, of Claros Mortgage Trust, Inc. (the “Common Stock”)

Item 2(e)	CUSIP Number:
18270D106

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d‑2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d‑1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d‑1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d‑1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ] Group, in accordance with Rule 13d‑1(b)(1)(ii)(J).

Item 4	Ownership

The percentages calculated in this Schedule 13G are based upon an aggregate of 133,433,487 shares of Issuer’s common stock outstanding as of December 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 16, 2021.

(a)	Amount beneficially held:

  BAPFIM: 14,461,537
  Pension Trustee: 14,051,281
  Executive Trustee: 410,256

(b)	Percent of class:

  BAPFIM: 10.8%
  Pension Trustee: 10.5%
  Executive Trustee: 0.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

  BAPFIM: 0
  Pension Trustee: 14,051,281
  Executive Trustee: 410,256

(ii)	Shared power to vote or to direct the vote:

  BAPFIM: 0
  Pension Trustee: 0
  Executive Trustee: 0

(iii)	Sole power to dispose or to direct the disposition of:

  BAPFIM: 0
  Pension Trustee: 0
  Executive Trustee: 0

(iv)	Shared power to dispose or to direct the disposition of:

  BAPFIM: 14,461,537
  Pension Trustee: 14,051,281
  Executive Trustee: 410,256

The aggregate of 14,461,537 shares of Common Stock reported herein (the “Shares”) consists of (i) 14,051,281 shares of Common Stock held by Pension Trustee as trustee of the BAE Systems Pension Scheme and (ii) 410,256 shares of Common Stock held by Executive Trustee as trustee of the BAE Systems Executive Pension Scheme. BAPFIM is the investment manager to each of Pension Trustee and Executive Trustee, and has shared power to direct the disposition of the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, BAPFIM may be deemed to beneficially own the Shares, or 10.8% of the Issuer’s 133,433,487 shares of Common Stock deemed issued and outstanding as of December 3, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 16, 2021. This report shall not be deemed an admission that BAPFIM or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act or for any other purpose. BAPFIM disclaims beneficial ownership of the Shares except to the extent of any pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

The response to Item 4 is incorporated by reference herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certifications

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

BAE SYSTEMS PENSION FUNDS INVESTMENT MANAGEMENT LTD

By:
/s/ David Adam
Name: David Adam
Title: CIO

By:
/s/ Toby Buscombe
Name: Toby Buscombe
Title: Deputy CIO

BAE SYSTEMS PENSION FUNDS TRUSTEES LTD

By:
/s/ Andrew Gallagher
Name: Andrew Gallagher
Title: Trustee Director

By:
/s/ Julie Cook
Name: Julie Cook
Title: Secretary

BAE SYSTEMS EXECUTIVE PENSION SCHEME TRUSTEES LTD

By:
/s/ Andrew Gallagher
Name: Andrew Gallagher
Title: Trustee Director

By:
/s/ Julie Cook
Name: Julie Cook
Title: Secretary

Exhibit A

Joint Filing Statement

Pursuant to Rule 13d-1(k)

The undersigned hereby consent and agree to the joint filing of Schedule 13G (together with any or all amendments thereto, when and if appropriate) with respect to the common stock, par value $0.01 per share, of Claros Mortgage Trust, Inc., which may be deemed necessary under the Securities Exchange Act of 1934, as amended.

The undersigned consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G. The undersigned further consent and agree that each party hereto is responsible for timely filing of such statement and any future amendments to the Schedule 13G, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Statement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

BAE SYSTEMS PENSION FUNDS INVESTMENT MANAGEMENT LTD

By:
/s/ David Adam
Name: David Adam
Title: CIO

By:
/s/ Toby Buscombe
Name: Toby Buscombe
Title: Deputy CIO

BAE SYSTEMS PENSION FUNDS TRUSTEES LTD

By:
/s/ Andrew Gallagher
Name: Andrew Gallagher
Title: Trustee Director

By:
/s/ Julie Cook
Name: Julie Cook
Title: Secretary

BAE SYSTEMS EXECUTIVE PENSION SCHEME TRUSTEES LTD

By:
/s/ Andrew Gallagher
Name: Andrew Gallagher
Title: Trustee Director

By:
/s/ Julie Cook
Name: Julie Cook
Title: Secretary